UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Principia Biopharma Inc.

(Name of Subject Company (Issuer))

KORTEX ACQUISITION CORP.

AVENTIS INC.

SANOFI

(Names of Filing Persons – Offerors)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

74257L108

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 3,859,181,400	$ 500,921.75
*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Principia Biopharma Inc. (the “Company”), at a purchase price of $100.00 per share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. Such shares consist of, as of 5:00 p.m., Eastern Time, on August 21, 2020 (the most recent practicable date): (i) 33,259,922 shares of common stock of the Company (“Company Common Stock”) that were issued and outstanding; (ii) 5,235,205 options, representing the right to purchase (subject to the terms thereof) an aggregate of 5,235,205 shares of Company Common Stock, (iii) warrants with respect to an aggregate of 81,915 shares of Company Common Stock and (iv) 14,772 shares of Company Common Stock subject to outstanding purchase rights in connection with the Company’s 2018 Employee Stock Purchase Plan.

**

The filing fee was calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019 and effective October 1, 2019, by multiplying the transaction value by 0.00012980.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Kortex Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of Principia Biopharma Inc., a Delaware corporation (the “Company”), at a purchase price of $100.00 per Share (the “Offer Price”) net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal, which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of August 16, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 9 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Principia Biopharma Inc., a Delaware corporation. The Company’s principal executive offices are located at 220 East Grand Avenue, South San Francisco, California 94080. The Company’s telephone number is +1 (650) 416-7700.

(b) This Schedule TO relates to the outstanding Shares. The Company has advised Purchaser and Parent that, as of the close of business on August 21, 2020 (the most recent practicable date) 33,259,922 Shares were issued and outstanding.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for Shares in the principal market in which the Shares are traded are set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser, Parent and Aventis. The information set forth in Section 8 (entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) – (viii), (x), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1 – “Terms of the Offer”

•	Section 2 – “Acceptance for Payment and Payment for Shares”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

•	Section 17 – “Appraisal Rights”

•	Section 19 – “Miscellaneous”

(a)(1)(ix)and (xi), (a)(2)(v) – (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 7 – “Certain Information Concerning the Company”

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (3)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 6 – “Price Range of Shares; Dividends on the Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Schedule I

(c)(2) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 9 – “Source and Amount of Funds”

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 18 – “Fees and Expenses”

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 28, 2020.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal, dated August 28, 2020.*

(a)(5)(A)	Joint press release of Sanofi and Principia Biopharma Inc. dated August 17, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on August 17, 2020).

(a)(5)(B)	Investor Presentation dated as of August 17, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent on August 17, 2020).

(a)(5)(C)	Investor call transcript, dated August 17, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Parent on August 17, 2020).

(a)(5)(D)	Sanofi Letter to Principia Biopharma Inc. employees, first made available on August 17, 2020 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Parent on August 17, 2020).

(a)(5)(E)	Sanofi letter to Sanofi employees, dated August 17, 2020 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Parent on August 17, 2020).

(a)(5)(F)	Press release dated August 28, 2020.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 16, 2020, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 17, 2020).

(d)(2)	Confidentiality Agreement between the Company and Parent dated as of July 14, 2020.*

(d)(3)	License Agreement, by and between Principia Biopharma Inc. and Genzyme Corporation, dated as of November 8, 2017 as amended by that certain First Amendment to License Agreement, dated as of May 24, 2018 (incorporated herein by reference to Exhibit 10.13 to Principia’s Form S-1 (File No. 333-226922), filed August 17, 2018).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 28, 2020.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal, dated August 28, 2020.*

(a)(5)(A)	Joint press release of Sanofi and Principia Biopharma Inc. dated August 17, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on August 17, 2020).

(a)(5)(B)	Investor Presentation dated as of August 17, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent on August 17, 2020).

(a)(5)(C)	Investor call transcript, dated August 17, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Parent on August 17, 2020).

(a)(5)(D)	Sanofi Letter to Principia Biopharma Inc. employees, first made available on August 17, 2020 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Parent on August 17, 2020).

(a)(5)(E)	Sanofi letter to Sanofi employees, dated August 17, 2020 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Parent on August 17, 2020).

(a)(5)(F)	Press release dated August 28, 2020.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 16, 2020, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 17, 2020).

(d)(2)	Confidentiality Agreement between the Company and Parent dated as of July 14, 2020.*

(d)(3)	License Agreement, by and between Principia Biopharma Inc. and Genzyme Corporation, dated as of November 8, 2017 as amended by that certain First Amendment to License Agreement, dated as of May 24, 2018 (incorporated herein by reference to Exhibit 10.13 to Principia’s Form S-1 (File No. 333-226922), filed August 17, 2018).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 28, 2020

Kortex Acquisition Corp.

By:	/s/ Bill Sibold
Name: Bill Sibold
Title: President

Sanofi

By:	/s/ Karen Linehan
Name: Karen Linehan
Title: Executive Vice President Legal Affairs and General Counsel

Aventis Inc.

By:	/s/ Thierry Vernier
Name: Thierry Vernier
Title: Vice President and Chief Financial Officer